Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

Employee Q&A

CME/CBOT Merger

1.	Why are CME and CBOT merging?

CME and CBOT have enjoyed a strong, productive relationship for a number of years, including our historic clearing agreement in which CME began clearing all CBOT trades. This merger takes us to the next level in the evolution of our high growth business. We now will be able to leverage the capabilities and best practices of both organizations – creating an even stronger, more competitive position than either could achieve individually.

There are a number of benefits this merger is expected to create for our company and its stakeholders:

•	Growth in the global derivatives industry is accelerating, and new competitors are emerging in exchange, over-the-counter and other unregulated markets. As a combined company, we will be better positioned to capitalize on these trends and compete more effectively as our industry continues to transform.

•	The combined company will provide customers efficient global access to the widest array of benchmark exchange-traded derivatives based on the U.S. dollar-denominated interest rate yield curve. These products will be supported by proprietary technology, central counterparty clearing and global distribution.

•	Customers will benefit from the broadest range of distinct benchmark products, increased cost efficiencies and unsurpassed liquidity.

2.	When will the merger be finalized?

We expect the transaction to close by mid-year 2007, pending approvals by regulators and shareholders of both companies, CBOT members, as well as completion of customary closing conditions. We will provide updates throughout the process.

3.	Why couldn’t we learn this news sooner?

As a public company, we were required by law to abide by certain public disclosure rules. We are and will continue to be subject to disclosure rules and regulations.

4.	Why are we calling this a merger and not an acquisition?

We are bringing together two leading exchanges that have exhibited tremendous growth. We view this as a merger of two great institutions. We expect to be able to combine the capabilities and best practices from both companies.

5.	How will this merger improve our ability to compete internationally?

With global market leadership in derivatives trading, the combined company will provide the world’s most liquid marketplace, with average daily trading volume approaching 9 million contracts per day, representing $4.2 trillion in notional value.

•	As a combined company, we will be better positioned to capitalize on global trends and compete more effectively as the business continues to transform.

•	The combined company will provide customers efficient global access to the widest array of benchmark exchange-traded derivatives based on the U.S. dollar-denominated interest rate yield curve. These products will be supported by proprietary technology, central counterparty clearing and global distribution.

•	The merger will also help us to broaden our already strong international reach in Europe and Asia.

6.	Who will lead the combined company?

Terry Duffy will serve as the Chairman; Charlie Carey will serve as Vice-Chairman. Craig Donohue will serve as the Chief Executive Officer, and Bernie Dan will remain in his current position until the transaction is complete, at which point he will become a Special Advisor to the combined company.

7.	What happens to the trading floors?

It is our intention to unify operations, consolidating open outcry trading into a single facility at CBOT. We will provide updates throughout the process.

8.	What technology will be used by the combined company (CME Globex®, LIFFE CONNECT®, etc.)?

It is our intention to unify IT operations and eventually move CBOT products onto CME Globex.

9.	Will we have the same data centers?

Both companies have data centers – CME’s in Chicago and surrounding suburbs and CBOT’s in both Chicago and New Jersey. We will evaluate how to best integrate these facilities just as we evaluate how to best integrate our teams.

10.	Will we have the same international offices?

Various options are currently under consideration, and final decisions have not yet been made. We will provide updates throughout the process.

11.	What am I allowed to say about this merger (if I am asked about it by friends, family, customers, vendors, suppliers, the media, etc.)?

Your response to any detailed questions should be, “I cannot discuss the details of the transaction because of legal restrictions.” As an employee of CME, you only are allowed to talk about information that has been made public and is widely known outside CME, such as information in the press release. If you have questions about what information can be disclosed, please contact the Legal Department. You should not speculate on what will happen or give opinions on rumors about the transaction.

In addition, it is important that we speak with one voice on this topic. If you receive calls from the media, please forward those calls to Corporate Communications at 634-8770 or 466-4613. Please direct calls from investors and analysts to Investor Relations at 930-8491.

12.	Am I allowed to discuss the merger with employees of CBOT?

We must continue to operate as two separate entities until the transaction is complete, and we should not be sharing information about our respective businesses with employees at CBOT. Do not discuss the merger with any employee or representative of CBOT without the prior approval of the Legal Department.

Some of you have contact with employees of CBOT, due to your job responsibilities. You should continue to conduct business as you normally would and focus on the business at hand.

In addition, it is important that we speak with one voice on this topic. If you receive calls from the media, please forward those calls to Corporate Communications at 634-8770 or 466-4613. Please direct calls from investors and analysts to Investor Relations at 930-8491.

13.	Does this change what I do on a day-to-day basis?

We all have a responsibility to continue running CME’s day-to-day operations effectively; that does not change as a result of this merger. We must execute on our key commitments to customers and partners, and also to new businesses such as FXMarketSpace™ and Swapstream. That means providing the same high level of customer service for which we are well known around the world and performing our individual roles in the most efficient manner possible.

14.	With the new activities surrounding the merger, how will this impact PMPs and our 2006 goals?

In fact, achieving our goals has never been more important. The 2006 PMP timeline will not change. You should continue to talk with your manager about the specific actions you should be focused on for both the short- and long-term.

15.	Will there be position eliminations? Will there be opportunities for me in the combined company?

We do not yet know what the specific organization structure will be; however, we expect that there will be position eliminations. We will provide updates throughout the process.

We believe the combined company will provide exciting opportunities for its employees, as well as market users and shareholders.

16.	How many employees will the combined company have?

We need to ensure that we have the right roles, and the right talented people in those roles, to continue to grow. At this time, except for the leadership positions announced in the press release, no decisions have been made regarding the structure of the new organization or the number of employees. We will provide updates throughout the process.

17.	Where will the combined company be located? Does this impact planned CME moves to 550 West Washington?

CBOT owns its facility, and CME leases both 20 S. Wacker and 550 W. Washington – so there are various options that will be considered. We will provide updates throughout the process.

18.	How will our salaries and bonuses be impacted for the remainder of 2006?

CME’s bonus pool for exempt employees is funded based on the achievement of a cash earnings goal. Since this merger is expected to be completed in mid 2007,

we do not expect CME’s cash earnings goal to change for 2006. In addition, we do not expect the Discretionary Bonus Program for non-exempt employees to change.

19.	Will employee benefits change?

Until the merger is complete, the benefit programs at CME should not change, other than changes planned for the ordinary course of business (i.e., open enrollment changes, etc.) or as required by law.

We will evaluate the various rewards programs of the two companies—benefits, compensation, paid time off, etc. We will provide updates throughout this process.

20.	What will happen to our stock options and other stock-based awards? Will we still have the same options and Employee Stock Purchase Program we have now?

CME options and other stock-based awards will not change. The number of options, exercise price and vesting schedules communicated at the time of your equity grants stay the same. Our Employee Stock Purchase Program also will continue.

21.	When will I learn more? How can I get more information?

As more information becomes available, we will continue to update you. You can ask questions of your manager and divisional leadership, and you can also submit feedback and questions through our “Just Ask” site on OpenExchange. The most frequently asked questions and their answers will be posted each week and will be accessible to all employees.

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.